# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Silverbox Corp IV, CIK 0002015947
CUSIP: G81354113
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 8701 Bee Cave Road, East Building, Suite 310, Austin, Texas (TX), 78746
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001054587

## Reporting persons
- Sculptor Capital LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,200,000; sole dispositive power 0; shared dispositive power 1,200,000; aggregate amount beneficially owned 1,200,000 (5.87% of the class)
  Comment: Sculptor Capital LP ("Sculptor"), a Delaware limited partnership, is the principal investment manager to a number of private funds and discretionary accounts (collectively, the "Accounts").
- Sculptor Capital II LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,200,000; sole dispositive power 0; shared dispositive power 1,200,000; aggregate amount beneficially owned 1,200,000 (5.87% of the class)
  Comment: Sculptor Capital II LP ("Sculptor-II"), a Delaware limited partnership that is wholly owned by Sculptor, also serves as the investment manager to certain of the Accounts. The Ordinary Shares reported in this Schedule 13G are held in the Account(s) managed by Sculptor and Sculptor-II.
- Sculptor Capital Holding Corp: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,200,000; sole dispositive power 0; shared dispositive power 1,200,000; aggregate amount beneficially owned 1,200,000 (5.87% of the class)
  Comment: Sculptor Capital Holding Corporation ("SCHC"), a Delaware corporation, serves as the general partner of Sculptor.
- Sculptor Capital Holding II LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,200,000; sole dispositive power 0; shared dispositive power 1,200,000; aggregate amount beneficially owned 1,200,000 (5.87% of the class)
  Comment: Sculptor Capital Holding II LLC ("SCHC-II"), a Delaware limited liability company that is wholly owned by Sculptor, serves as the general partner of Sculptor-II.
- Sculptor Capital Management, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,200,000; sole dispositive power 0; shared dispositive power 1,200,000; aggregate amount beneficially owned 1,200,000 (5.87% of the class)
  Comment: Sculptor Capital Management, Inc. ("SCU"), a Delaware limited liability company, is a holding company that is the sole shareholder of SCHC and the ultimate parent company of Sculptor and Sculptor-II.
- Sculptor Master Fund, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,200,000; sole dispositive power 0; shared dispositive power 1,200,000; aggregate amount beneficially owned 1,200,000 (5.87% of the class)
  Comment: Sculptor Master Fund, Ltd. ("SCMF") is a Cayman Islands company. Sculptor is the investment adviser to SCMF.
- Sculptor Special Funding, LP: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,200,000; sole dispositive power 0; shared dispositive power 1,200,000; aggregate amount beneficially owned 1,200,000 (5.87% of the class)
  Comment: Sculptor Special Funding, LP ("NRMD") is a Cayman Islands exempted limited partnership that is wholly owned by SCMF.

## Item 1. Issuer
Name of issuer: Silverbox Corp IV
Address of issuer's principal executive offices: 8701 Bee Cave Road, East Building, Suite 310, Autin, TX, 7846

## Item 2. Person Filing
Name of person filing: Sculptor Capital LP
Address of principal business office or, if none, residence: 9 West 57th Street, 40th Floor, New York, NY 10019
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,200,000
Percent of class: 5.87
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,200,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,200,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Sculptor and Sculptor-II serve as the principal investment managers to the Accounts and thus may be deemed beneficial owners of the Units/Ordinary Shares in the Accounts managed by Sculptor and Sculptor-II. SCHC-II serves as the sole general partner of Sculptor-II and is wholly owned by Sculptor. SCHC serves as the sole general partner of Sculptor. As such, SCHC and SCHC-II may be deemed to control Sculptor as well as Sculptor-II and, therefore, may be deemed to be the beneficial owners of the Ordinary Shares reported in this Schedule 13G. SCU is the sole shareholder of SCHC, and, for purposes of this Schedule 13G, may be deemed a beneficial owner of the Ordinary Shares reported herein.

In accordance with SEC Release No. 34-39538 (January 12, 1998) (the "Release"), this Schedule 13G reflects the securities beneficially owned, or deemed to be beneficially owned, by certain business units (collectively, the "Reporting Business Units") of Sculptor Capital LP and its subsidiaries and affiliates. It does not include securities, if any, beneficially owned by other business units whose beneficial ownership of securities are disaggregated from that of the Reporting Business Units in accordance with the Release.

The percentages reported in this Schedule 13G have been calculated based on 24,455,000 Class A ordinary shares, as set forth in the Issuer's 10-K filed may 13, 2025.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 6

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Sculptor Capital LP: /s/ Wayne Cohen, Wayne Cohen / President and Chief Operating Officer (08/14/2025)
- Sculptor Capital II LP: /s/ Wayne Cohen, Wayne Cohen / President and Chief Operating Officer (08/14/2025)
- Sculptor Capital Holding Corp: /s/ Wayne Cohen, Wayne Cohen / President and Chief Operating Officer (08/14/2025)
- Sculptor Capital Holding II LLC: /s/ Wayne Cohen, Wayne Cohen / President and Chief Operating Officer (08/14/2025)
- Sculptor Capital Management, Inc.: /s/ Wayne Cohen, Wayne Cohen / President and Chief Operating Officer (08/14/2025)
- Sculptor Master Fund, Ltd.: /s/ Wayne Cohen, Wayne Cohen / President and Chief Operating Officer (08/14/2025)
- Sculptor Special Funding, LP: /s/ Wayne Cohen, Wayne Cohen / President and Chief Operating Officer (08/14/2025)